Law Offices

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

(215) 564-8600

Michael D. Mabry

MMabry@Stradley.com

Direct Dial - (215) 564-8011

June 7, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”) Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and submitted electronically via the EDGAR system, please find enclosed a Schedule 14(a) Information facing sheet, preliminary notice of meetings of shareholders, proxy statement, and forms of proxy cards to be furnished to the shareholders of the BioShares Biotechnology Products Fund and BioShares Biotechnology Clinical Trials Fund, each a series of the Trust, in connection with a special meeting of shareholders scheduled to be held on July 31, 2017.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or e-mail address.

Very truly yours,

/s/Michael D. Mabry

Michael D. Mabry